Hylsamex
Mexico's Steel

File No. 82-4252

June 7, 2004



Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: Ismael De La Garza

Encl.

dw 6/17

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsamex informs EBITDA update for the second quarter of 2004.	June 7, 2004

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6665 bytes.

Fecha de recepcion: Jun 7 2004 7:56:30:963AM.

Folio de recepcion: 52081.

RECEIVED
2004 JUN 17 A 11: 18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error


BOLSA MEXICANA DE VALORES



Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Haz click y anunciate aquí...

Fecha de Recepción en BMV: 2004-06-07 07:56:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
5/6/2004

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
HYLSAMEX Informa Estimación de EBITDA para el Segundo Trimestre de 2004

Eventos Relevantes:
MONTERREY, MEXICO, Junio 7, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que espera una generación de EBITDA entre US$190 y US$210 millones de dólares para el trimestre actual que termina el 30 de junio, que se compara con el EBITDA de US$110 millones del trimestre anterior y de US$45 millones del mismo trimestre del año anterior.

La Compañía siguió registrando fuertes volúmenes de ventas en todas sus divisiones durante abril y mayo, a un ritmo similar al observado durante el primer trimestre de 2004. La demanda de acero en México y en el mundo ha mostrado un mayor dinamismo debido a la recuperación económica en regiones clave. Asimismo, el ambiente favorable que prevalece en los mercados internacionales de acero ha permitido a la Compañía continuar implementando diversos incrementos de precios dentro de las diferentes categorías de producto.

Adicionalmente, HYLSAMEX está aprovechando su integración vertical y capacidad de producción de fierro esponja, de esta manera mostrando solo ligeros aumentos en costos de producción, en medio de un ambiente de encarecimiento generalizado en los precios de insumos para la industria del acero en su conjunto. En este sentido, la Compañía continúa experimentando una ventaja considerable en costos de producción, causada por la competitividad del fierro esponja en relación a otros metálicos, a pesar del alza reciente en los costos de energéticos.

HYLSAMEX ha logrado incrementar sus precios reflejando así las tendencias internacionales, causadas por lo apretado de la situación de oferta y demanda en el mercado global del acero. Por consiguiente, HYLSAMEX permanece prudentemente optimista para lo que resta de 2004. Elementos como el crecimiento económico de China y E.U.A. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como variables importantes para evaluar el desempeño de la Compañía.
Este comunicado contiene aseveraciones acerca del futuro preparadas por la

administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:


Hylsa
mex
Mexico´s Steel

HYLSAMEX Provides EBITDA Update for the Second Quarter of 2004

MONTERREY, MEXICO, June 7, 2004 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) announced today that it expects EBITDA generation for the second quarter of 2004, ending June 30, to be in the range of US$190-210 million, as compared to EBITDA reported in the first quarter of 2004 and second quarter of 2003 of US$110 million and US$45 million, respectively.

Strong sales volumes persisted across the Company's various operating divisions through both April and May at a pace similar to the one observed in the first quarter of 2004. Steel demand in Mexico and abroad has shown increased dynamism due to the continued economic recovery in key regions. Within this positive environment, the Company continued implementing different finished product price increases to various product categories.

Furthermore, HYLSAMEX is benefiting from its vertical integration and DRI production capabilities that help it achieve mild increases in manufacturing costs, amid exceedingly steep increases in raw materials for the industry as a whole. The Company continues to enjoy a considerable production cost advantage derived from DRI's competitiveness vis-à-vis other metallics, despite the current rise in energy costs.

Extreme tightness in international steel markets has permitted HYLSAMEX to increase prices reflecting worldwide trends. Accordingly, the Company remains cautiously optimistic for the remainder of 2004. Elements such as economic growth in China and the United States and its effect on international steel pricing, coupled with volatility in energy costs, remain as key variables in assessing performance of the Company.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
El Acero de México®

HYLSAMEX Informa Estimación de EBITDA para el Segundo Trimestre de 2004

MONTERREY, MEXICO, Junio 7, 2004 – HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxCPO) anunció hoy que espera una generación de EBITDA entre US$190 y US$210 millones de dólares para el trimestre actual que termina el 30 de junio, que se compara con el EBITDA de US$110 millones del trimestre anterior y de US$45 millones del mismo trimestre del año anterior.

La Compañía siguió registrando fuertes volúmenes de ventas en todas sus divisiones durante abril y mayo, a un ritmo similar al observado durante el primer trimestre de 2004. La demanda de acero en México y en el mundo ha mostrado un mayor dinamismo debido a la recuperación económica en regiones clave. Asimismo, el ambiente favorable que prevalece en los mercados internacionales de acero ha permitido a la Compañía continuar implementando diversos incrementos de precios dentro de las diferentes categorías de producto.

Adicionalmente, HYLSAMEX está aprovechando su integración vertical y capacidad de producción de fierro esponja, de esta manera mostrando solo ligeros aumentos en costos de producción, en medio de un ambiente de encarecimiento generalizado en los precios de insumos para la industria del acero en su conjunto. En este sentido, la Compañía continúa experimentando una ventaja considerable en costos de producción, causada por la competitividad del fierro esponja en relación a otros metálicos, a pesar del alza reciente en los costos de energéticos.

HYLSAMEX ha logrado incrementar sus precios reflejando así las tendencias internacionales, causadas por lo apretado de la situación de oferta y demanda en el mercado global del acero. Por consiguiente, HYLSAMEX permanece prudentemente optimista para lo que resta de 2004. Elementos como el crecimiento económico de China y E.U.A. y su efecto en los precios internacionales del acero, junto con la volatilidad en el costo de energéticos, permanecen como variables importantes para evaluar el desempeño de la Compañía.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
Hylsamex, S.A. de C.V.
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
Hylsamex, S.A. de C.V.
(52-81) 8865-1224
idelagarza@hylsamex.com.mx